Mail Stop 6010   July 13, 2006

Lori Freedman, Esq.
Vice President for Corporate Affairs
pSivida Limited
400 Pleasant Street
Watertown, MA 02472

>   **Re: pSivida Limited**
>   **Amendment No. 1 to Registration Statement on Form F-3**
>   **Filed June 29, 2006**
>   **File No. 333-132776**
>   **Amendment No. 1 to Registration Statement on Form F-3**
>   **Filed June 29, 2006**
>   **File No. 333-132777**
>   **Registration Statement on Form F-3**
>   **Filed June 29, 2006**
>   **File No. 333-135428**

Dear Ms. Freedman:

        We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment 1 to Form F-3 Filed on June 29, 2006, file number 333-132776

Capitalization and Indebtedness, page 22

1.   With a view towards disclosure, please provide to us a rollforward of the December 31, 2005 balance for your debt to the debt shown in the table on this page. It appears that the amount on page 22 may include amounts related to your conversion option derivative.

Unaudited Pro Forma Consolidated Financial Information, page 23

2.   We note that you incorporate by reference to your Form 6-K furnished on December 22, 2005 the pro forma information for the CDS acquisition as of June 30, 2005 and for the year ended June 30, 2005. Please revise the filing to either:

   a) remove your incorporation by reference of the prior pro forma statements, or

   b) discuss why you include, or incorporate, both sets of pro forma statements and discuss any significant differences to allow a reader to understand the nature and magnitude of those changes.

Unaudited Pro Forma Statement of Operations for the Six Months Ended December 31, 2005, page 23

3.   Please revise your filing to remove the basic and diluted earnings per share related to your pro forma adjustments column from your pro forma statement of operations for the six months ended December 31, 2005.

Note 2. Purchase Price Allocation, page 26

4.   Please refer to prior comment 4. Please disclose the basis for determining the value of the shares issued in the acquisition. Refer to the paragraph 51(d) of SFAS 141.

5.   Reference is made to adjustment (f). We note on page F-29 that you issued 1,211,180 unvested ordinary shares in connection with employee retention agreements for which employee service subsequent to the consummation date of the acquisition is required. We further note that you modified these awards pursuant to an agreement to extend the vesting of these awards to vesting periods ranging from 13 to 15 months. Please tell and revise your notes to the pro forma financial statements to disclose how you determined the fair value of these non-vested shares. Within your discussion and to enhance a reader's understanding, please disclose the impact, if material, that this modification would have on your pro forma statement of operations.

Note 5. Patents, page 28

6.   Please refer to prior comment 6. We note that you allocated a significant portion of the purchase price to patents and patent applications that relate to CDS' Retisert for Uvetsis products that have been approved by the Food and Drug Administration (FDA) and to CDS' Medidur product for Diabetic Macular Edema (DME) that is in pivotal Phase III trials. Since CDS' Medidur product for Diabetic Macular Edema (DME) is in Phase III trials and has not been approved by the FDA, please tell us your consideration of why this intangible asset does not meet the definition of in-process research and development under U.S. GAAP. Please refer to SFAS 2, as amended, FIN 4-1, and EITF 86-14.

Incorporation by reference, page 46

7.   We note that you incorporate by reference a prior version of your June 30, 2005, 2004, and
        2003 financial statements from your Form 6-K furnished on December 22, 2005. In light of
        the updated financial statements for the same periods now incorporated by reference from
        the Form 20-F filed on January 18, 2006, please remove your incorporation by reference of
        the financial statements included in your Form 6-K furnished on December 22, 2005.

Index to Financial Statements, F-1

Condensed Consolidated Statement of Operations, page F-2

8.   We note that you include the functional expense category entitled "research and
        development expenses" as a separate line item within your condensed statement of
        operations for the six months ended December 31, 2005 and 2004. We further note that you
        classify other categories of expenses such as employee expenses and professional expenses
        by the nature of the expense. Please classify your expenses based upon either the nature of
        the expense or its function, whichever provides information that is reliable and more
        relevant. Refer to the guidance in paragraphs 88-94 of IAS 1.

Notes to the Financial Statements, page F-6

Note 1. Background and Summary of Significant Accounting Policies, page F-6

-Basis of Preparation, page F-6

9.   We note that you are relying on the accommodation provided in Instruction G of Form 20-F
        regarding the omission of certain required financial statements. Please revise your filing to
        assert by an explicit and unreserved statement that your financial statements were prepared
        in compliance with both International Financial Reporting Standards and the Australian
        equivalent to International Financial Reporting Standards. Refer to the guidance found in
        Instruction G of Form 20-F and Item II(A) and footnote 22 of SEC Release No. 33-8567
        found on our website at www.sec.gov.

10.   Further to the above, we note that you have prepared your financial statements in
        accordance with AASB standards and Urgent Issues Group interpretations that were issued
        and effective, or issued and early adopted at January 1, 2005.

        •   Please tell us why you did not prepare your financial statements in accordance with the
            IFRS standards that were published as of the date that you issued your financial
            information (i.e., "IFRS as Published"). That is, as of the date that your interim
            financial statements were filed with the SEC.
        •   Tell us why you did not provide the appropriate cautionary language in this regard.

        Refer to the guidance in SEC Release No. 33-8567 and Questions 5 and 6 of Appendix B of
        the May 2005 Highlights of the AICPA International Practice Task Force.

Note 9. Impacts of the Adoption of A-IFRS, page F-18

11.   Reference is made to adjustment (e). Please tell us and revise your filing to disclose if you tested goodwill for impairment at the date of transition to A-IFRS. Refer to the guidance in paragraph B1 of Appendix B to IFRS 1.

12.   Reference is made to adjustment (f). Please revise your filing to include the disclosures required by paragraphs 44 and 45 of IFRS 2 for all grants of equity instruments to which IFRS 2 has not applied such as equity instruments granted on or before November 7, 2002. Refer to the guidance in paragraph 25B of IFRS 1.

Note 11. Reconciliation to US GAAP, page F-26

13.   Please tell us and revise your filing to disclose how your accounting under U.S. GAAP differs from your accounting under A-IFRS for the following areas:

- Principles of consolidation including your accounting policy for step acquisitions;
- Accounting for receivables;
- Accounting for impairment of goodwill and long-lived assets;
- Accounting for current and deferred income taxes; and
- Provisions.

Within your discussion, please explain why you did not in clued a discussion of a difference or present a reconciling item to reflect that difference.

14.   Reference is made to adjustment (g). We note from page F-17 that you issued 665,000 ADSs at a price of US$6.50 and simultaneously issued three-year warrants exercisable for 133,000 ADSs at $12.50 per ADS. We further note that you issued a convertible note of US$15 million with detachable warrants over 633,803 ADSs. On page 22 you disclose that there are registration rights agreements associated with these securities including the warrants that include penalties and liquidated damage clauses and that you are under default under these agreements. We note that you accounted for the warrants as a separate component of equity under your A-IFRS accounting policy. Please refer to the guidance provided in the Division of Corporation Finance's Current Accounting and Disclosure Issues Outline at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf and address the following:

- Please revise your filing to clearly describe the material terms of the registration rights agreements in the notes, including the conditions under which you would be required to pay liquidated damages. Please also revise your discussion in liquidity and capital resources to discuss the penalties.
- Please tell us and disclose how you are accounting for the liquidated damage clauses under U.S. GAAP. Refer to the guidance provided in EITF 05-4, *The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue*

> *No. 00-19*. Discuss how your accounting policy impacted your classification of and accounting for (a) the three-year warrants issued for 133,000 ADSs at US$12.50 per ADS in the PIPE and (b) the six-year warrants issued for 633,803 ADSs at US$7.20 per ADS with the convertible note.

15.   With respect to the convertible note issued on November 16, 2005, please respond to the following comments:

- We note that you are required to hold a net cash balance in excess of 30% of the amount of the note outstanding. Please tell us why you have not reflected restricted cash on your balance sheet under U.S. GAAP.
- We note that the conversion feature of the note includes a variable conversion price. Please tell us about your analysis of the conversion under EITF 00-19, including paragraphs 19 - 24, in determining that the company has sufficient authorized and unissued shares.

Note 13. US GAAP Condensed Financial Information, page F-36

16.   We note that you have utilized the "US GAAP Condensed Information Option" to satisfy the interim financial information requirements for registration statements that are effective more than nine months after year end and have presented a condensed balance sheet and income statement prepared in accordance with US GAAP on a level of detail consistent with Article 10 of Regulation S-X. However, you did not present the applicable footnotes for these condensed financial statements. Please revise your filing to include the applicable footnotes to these condensed financial statements prepared under US GAAP. Refer to the guidance in Question 9 of Appendix B of the May 2005 Highlights of the AICPA International Practice Task Force.

Part II, Information Not Required in Prospectus, page II-1

Constitution

17.   We note from your disclosure that the Australian Corporations Act 2001 permits companies in Australia to indemnify their current auditor for costs incurred in successful defense of claims. It appears that this provision is also included in your constitution.
- Revise the section to clarify whether you have provided any indemnification to your current auditors and, if so, revise the Experts section to fully describe the indemnification arrangement.
- Tell us how you and your auditors concluded that such an indemnification does not impair the independence of your auditors.
- Otherwise, please provide confirmation from the company and its auditors that no actual indemnification has been provided or sought, to acknowledge that such indemnifications are deemed to be unenforceable under US securities laws, and to undertake not to provide or seek indemnification in the future. Revise this section of the filing to disclose that information.

Amendment 1 to Form F-3 Filed on June 29, 2006, file number 333-132777 and Form F-3 Filed on June 29, 2006, file number 333-135428

18.   Please amend these registration statements on Form F-3 to address the comments issued in this letter.

Form 6-K furnished on May 12, 2006 and Incorporated by Reference

3.4 Financial Impact, page 16

19.   You present a pro forma balance sheet as of December 31, 2005 to reflect the maximum amount of proceeds you could have received in the rights offering. Pro forma financial statements may not reflect the receipt or application of offering proceeds, except (a) to the extent of a firm commitment from underwriter, (b) to the extent of the minimum in a best-efforts minimum/maximum offering, and (c) in a best-efforts all-or-none offering. Since none of these exceptions appear to apply in this situation, please revise so that you do not include or incorporate by reference this pro forma statement in your Form F-3, or advise us.

20.   Furthermore, in footnote (a) to the pro forma information and in the first column header, you refer to the information as reviewed. Please respond to the following:

- As it appears that the December 31, 2005 balance sheet column was not reviewed by your auditors but, rather, was derived from financial statements that were reviewed by your auditors, please remove the "reviewed" label and revise the filing to correct the disclosure. Otherwise, please note that it would not be appropriate to label the first column as "reviewed" unless that statement was reviewed in accordance with generally accepted auditing standards in the U.S. for reviews, including applicable notes, and by including the review report to which you refer in the Form 6-K.
- While you are not required to refer to a review report, when you do so, you should include the review report in the document. Please note that any review report included should be from an independent public accountant using professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards in the U.S. In addition, a consent from your auditors for the inclusion of the report will be required.

Form 6-K furnished on March 16, 2006 and Incorporated by Reference

21.   We note that you incorporate by reference your December 31, 2005 and 2004 financial statements from your Form 6-K furnished on March 16, 2006. You also include these financial statements in the Form F-3 and those statements reflect a restatement of your A-IFRS financial statements. Please revise the filing to either:

a)   remove your incorporation by reference of the financial statements included in this Form 6-K, or

  b) include a section explaining why you include both sets of financial statements and discuss, or cross-reference to, any significant differences between the two sets of financial statements to allow a reader to understand the nature and magnitude of those changes.

22. You include a review report form Deloitte Touche Tohmatsu in accordance with Australian Auditing Standards applicable to review engagements. While you are not required to include, or incorporate by reference a review report unless you otherwise refer to the report, when you do include the review report it should be from an independent public accountant using professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards in the U.S. In addition, please name the auditors in the experts section and include their consent in the filing.

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider written requests for acceleration of the effective date of the registration statementa as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at (202) 551-3639 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604. If you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Lawrence Goodman, Esq.